SECURIT

20009079

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70189

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of th
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FM (USA), LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 8th Avenue, Suite 1603
(No. and Street)

New York	**NY**	**10011**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Peccatiello **413-384-9862**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Rotenberg Meril Solomon Bertiger & Gutilla, P.C.
(Name - if individual, state last, first, middle name)

369 Lexington Avenue, 25th Floor	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 03 2020
Washington DC
413

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Lawrence Peccatiello, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of FM (USA), LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID M ZIDEK JR
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ZI6394330
Qualified in New York County
My Commission Expires 07-01-2023

Signature

CEO

Title

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [√] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FM (USA), LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

FM (USA), LLC

CONTENTS

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FM (USA), LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FM (USA), LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the period March 13, 2019 through December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in page 10 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditors since 2019.

New York, New York
February 27, 2020

FM (USA), LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

ASSETS		
Cash	$	106,956
Prepaid expenses		4,944
TOTAL ASSETS	$	111,900

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		-
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		111,900
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	111,900

The accompanying notes are an integral part of these financial statements.

FM (USA), LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MARCH 13, 2019 THROUGH DECEMBER 31, 2019

REVENUES	$	10,000
EXPENSES		
Professional fees		37,075
Regulatory fees		2,615
Computer and internet		3,984
Travel		228
TOTAL EXPENSES		43,902
NET LOSS	$	(33,902)

The accompanying notes are an integral part of these financial statements.

FM (USA), LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FROM MARCH 13, 2019 THROUGH DECEMBER 31, 2019

MEMBER'S EQUITY MARCH 13, 2019	$	102,015
Member's Contributions		43,787
Net loss		(33,902)
MEMBER'S EQUITY, DECEMBER 31, 2019	$	111,900

The accompanying notes are an integral part of these financial statements.

FM (USA), LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM MARCH 13, 2019 THROUGH DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(33,902)
Expenses paid by Sole Member reflected as member's contributions		43,787
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets:		
Prepaid expenses		(2,929)
NET CASH PROVIDED BY OPERATING ACTIVITIES		6,956
NET INCREASE IN CASH		6,956
CASH, BEGINNING OF PERIOD		100,000
CASH, END OF PERIOD	$	106,956

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

FM (USA), LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") as of March 13, 2019. The Company was founded in July 2018, under the laws of the State of Delaware.

The Company is a single member LLC, wholly-owned by Parallel Markets, LLC (the "Sole Member"). The Company provides private placement and merger and acquisition services. The Company operates out of one office in New York City, NY.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The statements of operations, cash flows and changes in member's equity are presented for the period March 13, 2019, which is the date the Company's registration was approved by FINRA to operate as a broker dealer, through December 31, 2019.

Revenue Recognition

The Company records revenue under the provisions of ASC 606. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount and timing and uncertainty of revenue and cash flows arising from customer contracts.

Private placement and investment banking income: The Company provides underwriting and placement agent services in both the equity and debt markets. The Company recognizes private placement and investment banking upon completion of the underlying transaction based on the terms of the agreement. Related advisory fees received prior to the completion of the transaction are recognized over time using a time elapsed measure of progress for the related services performed when they relate to a distinct service and performance obligation separate from the transaction. Payments are generally due upon completion of a specified milestone and the Company recognizes a receivable between the date of the completion of the milestone and payment by the customer.

Note 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Financial advisory income: Fees from financial advisory assignments are recognized as revenue when the services related to the underlying transactions are completed under the terms of the agreement. If the agreement requires monthly advisory services to be performed, the Company recognizes revenue on a monthly basis as the fees are received.

Information on Remaining Performance Obligations: The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less.

Remaining performance obligations are services that the firm has committed to perform in the future in connection with its contracts with clients. The firm's remaining performance obligations are generally related to its financial advisory agreements and asset management agreements. Revenues associated with remaining performance obligations relating to financial advisory agreements cannot be determined until the outcome of the transaction.

Contract balances: The timing of the revenue recognition may differ from the timing of payment by the customers. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

There were no receivables related to revenues from contracts with customers at December 31, 2019.

Contract costs: Incremental costs incurred during the period to obtain a contract are expensed when incurred. Costs incurred to fulfill the Company's performance obligations are expensed when incurred and are only capitalized when those costs (1) relate directly to a contract or anticipated contract; (2) generate or enhance resources of the Company that will be used in satisfying future performance obligations; and (3) are expected to be recovered. During the period March 13, 2019 to December 31, 2019, the Company did not incur any contract costs.

Disaggregation of revenue: The Company does not disaggregate revenue other than by service line, as it does not believe any further disaggregation provides meaningful information about its financial performance or position. During the period March 13, 2019 to December 31, 2019, the Company recorded revenues of $10,000 for advisory fees provided to a related party.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold, based upon the technical merits of the position. Estimated interest and penalties, if applicable, related to uncertain tax positions are included as a component of income tax expense.

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's operations are reported by the Sole Member and accordingly, no provision has been made for income taxes in the accompanying financial statement. Management has determined that the Company has not taken, nor does it expect to take any uncertain tax positions in any income tax return. The 2019 tax year for the Sole Member is open for examination by the U.S. federal, state and local tax authorities.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of $106,956, which exceeded its requirement by $101,956. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less. At December 31, 2019, this ratio was 0 to 1.

Note 4 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 5 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Agreement") with its Sole Member. The Agreement covers facilities, personnel and administrative expenses. The Company is not required to repay these expenses and these are not recorded as a liability of the Company in accordance with SEC Rule 15c3-1(c)(2)(i)(F) and the July 11, 2003 letter issued by the Securities and Exchange Commission, Division of Market Regulation. During 2019, facilities, personnel, and administrative expenses that were not recorded by the Company and paid for by the Sole Member totaled $138,917. In the event that direct expenses of the Company are paid by the Sole Member, those expenses are allocated to the Company pursuant to regulations and those charges are recorded as capital contributions from the Sole Member. Direct expenses include, but are not limited to FINRA and SIPC assessments, registration and renewal costs, fees for the annual audit, fidelity bond premiums, etc. During 2019, the Company recorded $43,787 of capital contributions as a result of this agreement.

The Company has entered into a contract with Futurism, LLC, which has an ownership interest in its Sole Member, to provide non-exclusive merger and acquisition advisory services. Total revenue earned and collected from this contract was $10,000 for the period ended December 31, 2019.

Note 6 - Commitments and Contingent Liabilities

The Company has no commitments, nor any contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2019.

Note 7 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2019 through the date that the financial statements were issued. During this period, there were no material subsequent events requiring disclosure.

FM (USA), LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	111,900
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		4,944
NET CAPITAL		106,956
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)		5,000
EXCESS NET CAPITAL	$	101,956
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	-
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0 to 1

As of December 31, 2019, there are no material differences between the audited computation of net capital and the Company's computation of net capital.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS INDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC by operating in reliance on Footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014.

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FM (USA), LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which:

1. FM (USA), LLC (the "Company") claimed an exemption from 17 C.F.R.§240.15c3-3 by operating in reliance on Footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014 (the "exemption provision") and;
2. The Company stated that it met the identified exemption provision throughout the period from March 13, 2019 through December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in Footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
New York, New York
February 27, 2020

FM (USA), LLC

Exemption Report
December 31, 2019

FM (USA), LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R.§240.15c3-3 by operating in reliance on Footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, the Firm has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to traditional private placement transactions and mergers and acquisitions advisory services.

- The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

I, Lawrence Peccatiello, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

2/27/2020

Lawrence Peccatiello, CEO